

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 31, 2018

Robert Grosshandler
President
iConsumer Corp.
73 Greentree Drive, #558
Dover, Delaware 19904

  Re: iConsumer Corp.
   Amendment No. 4 to Offering Statement on Form 1-A
   Filed May 24, 2018
   File No. 024-10795

Dear Mr. Grosshandler:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2018 letter.

Amendment No. 3 filed May 24, 2018

Letter to Shareholders, page 4

1. We note your response to our prior comment 2. Please revise to clarify that you are referring to your "potential market." Also clarify how the number of customers of Rakuten, American Express, and Chase Rewards are relevant to your discussion.

The price of Bitcoin and Ether assets are extremely volatile..., page 10

2. We note your response to prior comment 5 that the company "bears the exchange rate risk between the date the cryptocurrency is tendered and the date the subscription agreement is

countersigned by the company and the cryptocurrency is exchanged for US dollars;" however, this statement is not accurate. The company is free to reject any subscription prior to acceptance and the company will use the exchange rate on the date of acceptance, so the investor bears the exchange rate risk because he or she will not know when the company will accept a tender until acceptance occurs. Because the company ultimately controls when a tender is accepted, the company can determine when acceptance is most advantageous. The fact that either party may terminate a subscription between tender and acceptance also raises significant uncertainty that the purchase will go through if the price of the cryptocurrency fluctuates materially from the time of tender until acceptance. Please revise to make clear.

Incentive Program, page 16

3.   We note your response to our prior comment 9. Please include a new risk factor highlighting the risk that only after a member requests, and the company completes a transfer of, Bitcoin to the member's wallet or exchange account does ownership of the Bitcoin pass to the member.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-38828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

Division of Corporation Finance
Office of Telecommunications

cc: Jeanne Campanelli